UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
 (Amendment No. __)*

SMITH-MIDLAND CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

832156103
(CUSIP Number)

OCTOBER 20, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 832156103
1.	Name of Reporting Persons Tall Cotton Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 233,2131
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 233,2131
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,2131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%2
12.	Type of Reporting Person (See Instructions) OO

1 Shares are owned directly by Tall Cotton Partners, LLC.  Virginia Capital II, LP controls Tall Cotton Partners, LLC.  Virginia Capital Partners, LLC is the sole owner of Virginia Capital Partners II, LLC, which is the general partner of Virginia Capital II, LP.  Frederick L. Russell, Jr. owns a majority of the voting interests in Virginia Capital Partners, LLC.

2 This percentage is calculated based upon 4,661,962 shares of the Issuer’s common stock outstanding as of August 6, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010.

CUSIP No. 832156103
1.	Name of Reporting Persons Virginia Capital II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 233,2131
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 233,2131
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,2131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%2
12.	Type of Reporting Person (See Instructions) PN

1 Shares are owned directly by Tall Cotton Partners, LLC.  Virginia Capital II, LP controls Tall Cotton Partners, LLC.  Virginia Capital Partners, LLC is the sole owner of Virginia Capital Partners II, LLC, which is the general partner of Virginia Capital II, LP.  Frederick L. Russell, Jr. owns a majority of the voting interests in Virginia Capital Partners, LLC.

2 This percentage is calculated based upon 4,661,962 shares of the Issuer’s common stock outstanding as of August 6, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010.

CUSIP No. 832156103
1.	Name of Reporting Persons Virginia Capital Partners II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 233,2131
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 233,2131
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,2131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%2
12.	Type of Reporting Person (See Instructions) OO

1 Shares are owned directly by Tall Cotton Partners, LLC.  Virginia Capital II, LP controls Tall Cotton Partners, LLC.  Virginia Capital Partners, LLC is the sole owner of Virginia Capital Partners II, LLC, which is the general partner of Virginia Capital II, LP.  Frederick L. Russell, Jr. owns a majority of the voting interests in Virginia Capital Partners, LLC.

2 This percentage is calculated based upon 4,661,962 shares of the Issuer’s common stock outstanding as of August 6, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010.

CUSIP No. 832156103
1.	Name of Reporting Persons Virginia Capital Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Virginia
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 233,2131
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 233,2131
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,2131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%2
12.	Type of Reporting Person (See Instructions) OO

1 Shares are owned directly by Tall Cotton Partners, LLC.  Virginia Capital II, LP controls Tall Cotton Partners, LLC.  Virginia Capital Partners, LLC is the sole owner of Virginia Capital Partners II, LLC, which is the general partner of Virginia Capital II, LP.  Frederick L. Russell, Jr. owns a majority of the voting interests in Virginia Capital Partners, LLC.

2 This percentage is calculated based upon 4,661,962 shares of the Issuer’s common stock outstanding as of August 6, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010.

CUSIP No. 832156103
1.	Name of Reporting Persons Russell (Jr.), Frederick L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 233,2131
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 233,2131
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 233,2131
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.0%2
12.	Type of Reporting Person (See Instructions) IN

1 Shares are owned directly by Tall Cotton Partners, LLC.  Virginia Capital II, LP controls Tall Cotton Partners, LLC.  Virginia Capital Partners, LLC is the sole owner of Virginia Capital Partners II, LLC, which is the general partner of Virginia Capital II, LP.  Frederick L. Russell, Jr. owns a majority of the voting interests in Virginia Capital Partners, LLC.

2 This percentage is calculated based upon 4,661,962 shares of the Issuer’s common stock outstanding as of August 6, 2010, as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010.

Introductory Note: This Statement on Schedule 13G is filed on behalf of Tall Cotton Partners, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia (“TCP”), Virginia Capital II, LP, a limited partnership organized under the laws of the Commonwealth of Virginia (“VCP II LP”), Virginia Capital Partners II, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia (“VCP II LLC”), Virginia Capital Partners, LLC, a limited liability company organized under the laws of the Commonwealth of Virginia (“VCP LLC” and collectively with TCP, VCP II LP and VCP II LLC, the “Virginia Capital Entities”) and Frederick L. Russell, Jr. in respect of Common Stock of Smith-Midland Corporation.

Item 1.
(a)	Name of Issuer

Smith-Midland Corporation

(b)	Address of Issuer’s Principal Executive Offices

P.O. Box 300, 5119 Catlett Road
Midland, Virginia  22728

Item 2.
(a)	Name of Person Filing

Tall Cotton Partners, LLC
Virginia Capital II, LP
Virginia Capital Partners II, LLC
Virginia Capital Partners, LLC
Frederick L. Russell, Jr.

(b)	Address of Principal Business Office or, if none, Residence

1801 Libbie Avenue, Suite 201, Richmond, VA 23226

(c)	Citizenship

All of the Virginia Capital Entities are organized in Virginia.  Mr. Russell is a United States citizen.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

832156103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

   Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

Tall Cotton Partners, LLC	233,213 (1)
Virginia Capital II, LP	233,213 (1)
Virginia Capital Partners II, LLC	233,213 (1)
Virginia Capital Partners, LLC	233,213 (1)
Frederick L. Russell, Jr.	233,213 (1)

(b)                 Percent of Class:

Tall Cotton Partners, LLC	5.0%
Virginia Capital II, LP	5.0%
Virginia Capital Partners II, LLC	5.0%
Virginia Capital Partners, LLC	5.0%
Frederick L. Russell, Jr.	5.0%

(c)             Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Tall Cotton Partners, LLC	233,213 (1)
Virginia Capital II, LP	233,213 (1)
Virginia Capital Partners II, LLC	233,213 (1)
Virginia Capital Partners, LLC	233,213 (1)
Frederick L. Russell, Jr.	233,213 (1)

(ii)	Shared power to vote or to direct the vote

Tall Cotton Partners, LLC	0
Virginia Capital II, LP	0
Virginia Capital Partners II, LLC	0
Virginia Capital Partners, LLC	0
Frederick L. Russell, Jr.	0

(iii)	Sole power to dispose or to direct the disposition of

Tall Cotton Partners, LLC	233,213 (1)
Virginia Capital II, LP	233,213 (1)
Virginia Capital Partners II, LLC	233,213 (1)
Virginia Capital Partners, LLC	233,213 (1)
Frederick L. Russell, Jr.	233,213 (1)

(iv)	Shared power to dispose or to direct the disposition of

Tall Cotton Partners, LLC	0
Virginia Capital II, LP	0
Virginia Capital Partners II, LLC	0
Virginia Capital Partners, LLC	0
Frederick L. Russell, Jr.	0

(1) Shares are owned directly by Tall Cotton Partners, LLC. Virginia Capital II, LP controls Tall Cotton Partners, LLC.  Virginia Capital Partners, LLC is the sole owner of Virginia Capital Partners II, LLC, which is the general partner of Virginia Capital II, LP.  Frederick L. Russell, Jr. owns a majority of the voting interests in Virginia Capital Partners, LLC.  Accordingly, each of these individuals and entities may be deemed to indirectly beneficially own the shares held by Tall Cotton Partners, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following □.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2010

Tall Cotton Partners, LLC		Virginia Capital II, LP

By:	/s/ Frederick L. Russell, Jr.	By:	Virginia Capital Partners II, LLC,
	Name:Frederick L. Russell, Jr.		its General Partner
Title: Manager
		By:	/s/ Frederick L. Russell, Jr.
Name:Frederick L. Russell, Jr.
Title: Manager

Virginia Capital Partners II, LLC		Virginia Capital Partners, LLC

By:	/s/ Frederick L. Russell, Jr.	By:	/s/ Frederick L. Russell, Jr.
	Name:Frederick L. Russell, Jr.		Name:Frederick L. Russell, Jr.
	Title: Manager		Title: Manager

/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.

EXHIBITS

A:           Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Smith-Midland Corporation and further agree that this agreement be included as an exhibit to such filing.  Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement.  Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 29th day of October, 2010.

Tall Cotton Partners, LLC		Virginia Capital II, LP

By:	/s/ Frederick L. Russell, Jr.	By:	Virginia Capital Partners II, LLC,
	Name:Frederick L. Russell, Jr.		its General Partner
Title: Manager
		By:	/s/ Frederick L. Russell, Jr.
Name:Frederick L. Russell, Jr.
Title: Manager

Virginia Capital Partners II, LLC		Virginia Capital Partners, LLC

By:	/s/ Frederick L. Russell, Jr.	By:	/s/ Frederick L. Russell, Jr.
	Name:Frederick L. Russell, Jr.		Name:Frederick L. Russell, Jr.
	Title: Manager		Title: Manager

/s/ Frederick L. Russell, Jr.
Frederick L. Russell, Jr.